May 21, 2019

John Murphy
Chief Financial Officer
Adobe Inc.
345 Park Avenue
San Jose, California 95110-2704

       Re: Adobe Inc.
           Form 10-K for the Fiscal Year Ended November 30, 2018
           Filed January 25, 2019
           Form 10-Q for the Quarterly Period Ended March 1, 2019
           Filed March 27, 2019
           File No. 000-15175

Dear Mr. Murphy:

       We have reviewed your May 9, 2019 response to our comment letter and have the following comment. Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 25, 2019 letter.

Form 10-Q for the Quarterly Period Ended March 1, 2019

Note 1. Basis of Presentation and Summary of Significant Accounting Policies Revenue Recognition, page 10

1. We note your response to prior comment 1. Revise to describe the features and functionality that led to your conclusion that the Creative Cloud and Document Cloud on-
      premise software and the related cloud functionality should be accounted for as a single performance obligation.
 John Murphy
Adobe Inc.
May 21, 2019
Page 2

       You may contact Eiko Yaoita Pyles, Staff Accountant, at 202-551-3587 or Christine
Dietz, Assistant Chief Accountant, at 202-551-3408 with any question.



                                                         Sincerely,
FirstName LastNameJohn Murphy
                                                         Division of
Corporation Finance
Comapany NameAdobe Inc.
                                                         Office of Information
Technologies
May 21, 2019 Page 2                                      and Services
FirstName LastName